UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Amendment No. 3

THE ACTIVE NETWORK, INC.

(Name of Subject Company (Issuer))

ATHLACTION MERGER SUB, INC.

ATHLACTION HOLDINGS, LLC

(Name of Filing Persons (Offerors))

VISTA EQUITY PARTNERS FUND III, L.P.

VISTA EQUITY PARTNERS FUND IV, L.P.

(Name of Filing Persons (Others))

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

00506D100

(CUSIP Number of Class of Securities)

Brian Sheth

Athlaction Holdings, LLC

c/o Vista Equity Partners Fund IV, L.P.

401 Congress Avenue

Suite 3100

Austin, Texas 78701

(512) 730-2400

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

David Breach

Sarkis Jebejian

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

(212) 446-4800

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$1,051,567,913	$133,441.94

(1)	Calculated solely for purposes of determining the filing fee. The calculation assumes the purchase of 63,264,368 shares of voting common stock, par value $0.001 per share, at an offer price of $14.50 per share. The transaction value also includes (i) 3,888,886 shares issuable pursuant to outstanding options with an exercise price less than $14.50 per share, which is calculated by (x) multiplying the number of shares underlying such options at each exercise price therefor by an amount equal to $14.50 minus such exercise price and (y) dividing such product by the offer price of $14.50 per share, (ii) 2,809,190 shares issuable upon settlement of time based restricted stock units multiplied by the offer price of $14.50 per share, (iii) 645,131 shares issuable upon settlement of performance based restricted stock units multiplied by the offer price of $14.50 per share, (iv) 1,693,550 shares issuable upon settlement of market stock units multiplied by the offer price of $14.50 per share, and (v) an aggregate of 220,800 shares subject to outstanding purchase rights under the The Active Network, Inc. 2011 Employee Stock Purchase Plan multiplied by the offer price of $14.50 per share. The calculation of the filing fee is based on information provided by The Active Network, Inc. as of September 27, 2013.
(2)	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for fiscal year 2014, issued August 30, 2013, by multiplying the transaction value by 0.0001288.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $133,441.94	Filing Party: Athlaction Merger Sub, Inc.
Form of Registration No.: Schedule TO	Date Filed: October 8, 2013

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 3 (this “Amendment”) to the Tender Offer Statement on Schedule TO (together with this Amendment and any other amendments and supplements thereto, the “Schedule TO”) is being filed by (i) Athlaction Holdings, LLC, a Delaware limited liability company (“Parent”), (ii) Athlaction Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (“Purchaser”), (iii) Vista Equity Partners Fund III, L.P., an affiliate of each of Parent and Purchaser (“VEPF III”) and (iv) Vista Equity Partners Fund IV, L.P., an affiliate of each of Parent and Purchaser (“VEPF IV”). This Schedule TO relates to the tender offer for all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”) of The Active Network, Inc., a Delaware corporation (the “Company”), at a price of $14.50 per Share, net to the seller in cash without interest and less any applicable withholding taxes, if any, upon the terms and conditions set forth in the offer to purchase dated October 8, 2013 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B), which, together with any amendments or supplements, collectively constitute the “Offer.”

Except as otherwise indicated in this Amendment, the information set forth in the Schedule TO remains unchanged. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

All the information set forth in the Offer to Purchase is incorporated by reference herein in response to Items 1 through 9 and Item 11 in this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.

Items 1 through 9 and Item 11.

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

The disclosure set forth in the Offer to Purchase is hereby amended and supplemented by deleting and replacing in its entirety the reference to “a Delaware limited liability company” immediately following “Athlaction Merger Sub, Inc.” in the first paragraph of the Offer to Purchase with “a Delaware corporation”.

The disclosure set forth in the Offer to Purchase under the caption Summary Term Sheet is hereby amended and supplemented by deleting and replacing in its entirety the third sentence in the first paragraph under the question “How long do I have to decide whether to tender my Shares in the Offer?” with the following:

“Purchaser and Parent shall exclude for purposes of determining whether the Minimum Condition has been satisfied Shares tendered in the Offer pursuant to a Notice of Guaranteed Delivery that have not yet been delivered in settlement or satisfaction of such guarantee and therefore it is preferable for Shares to be tendered by the other methods described herein.”

The disclosure set forth in the Offer to Purchase under the caption Summary Term Sheet is hereby further amended and supplemented by deleting and replacing in its entirety the reference to “November 5, 2013” in the second paragraph under the question “How long do I have to decide whether to tender my Shares in the Offer?” with “November 6, 2013”.

The disclosure set forth in the Offer to Purchase under the caption Summary Term Sheet is hereby further amended and supplemented by adding the following sentence at the end of the first paragraph under the question “What is the Top–Up Option and When Could It Be Exercised?”:

“We anticipate that if the Minimum Condition is satisfied, then no additional Shares need to be tendered for Purchaser and Parent to own at least 90% of the Shares outstanding after giving effect to the consummation of the Offer and, if necessary, the Top-Up Option.”

The disclosure set forth in the Offer to Purchase under Section 1 “Terms of the Offer” is hereby amended and supplemented by adding the following sentence immediately following the first sentence of the second paragraph:

“Following the Expiration Time, if all of the Tender Offer Conditions are either satisfied or waived, then the Acceptance Time will occur, or if any of the Tender Offer Conditions are not satisfied or waived, then the Offer will be extended or terminated in accordance with the Merger Agreement.”

The disclosure set forth in the Offer to Purchase under Section 3 “Procedures for Accepting the Offer and Tendering Shares” is hereby amended and supplemented by deleting and replacing in its entirety the last sentence of the second paragraph under the heading “Guaranteed Delivery” with the following:

“Purchaser and Parent shall exclude for purposes of determining whether the Minimum Condition has been satisfied Shares tendered in the Offer pursuant to a Notice of Guaranteed Delivery that have not yet been delivered in settlement or satisfaction of such guarantee and therefore it is preferable for Shares to be tendered by the other methods described herein.”

The disclosure set forth in the Offer to Purchase under Section 7 “Certain Information Concerning the Company” is hereby amended and supplemented by deleting in its entirety the last paragraph of Section 7.

The disclosure set forth in the Offer to Purchase under Section 8 “Certain Information Concerning Parent and Purchaser” is hereby amended and supplemented by deleting and replacing in their entirety the first four paragraphs under the heading “Certain Relationships Between Parent, Purchaser, VEPF III, VEPF IV and the Company” with the following:

“As of the date of this Offer to Purchase VEPF III owns 1,270,738 Shares. Except as described in this Offer to Purchase, (i) none of the members of the Participant Group nor, to the best knowledge of any member of the Participant Group after reasonable inquiry, any of the persons listed in Schedule I to this Offer to Purchase or any associate or majority–owned subsidiary of any member of the Participant Group or any of the persons so listed beneficially owns or has any right to acquire, directly or indirectly, any Shares and (ii) none of the members of the Participant Group nor, to the best knowledge of any member of the Participant Group after reasonable inquiry, any of the persons or entities referred to above nor any director, executive officer or subsidiary of any of the foregoing has effected any transaction in the Shares during the past sixty (60) days.

Except as provided in the Merger Agreement or as otherwise described in this Offer to Purchase, no member of the Participant Group, or their subsidiaries, nor, to the best knowledge of any member of the Participant Group after reasonable inquiry, any of the persons listed in Schedule I to this Offer to Purchase, has any present or proposed material agreement, arrangement, understanding or relationship with the Company or any of its executive officers, directors, controlling persons or subsidiaries. Except as provided in the Merger Agreement or as otherwise described in this Offer to Purchase, no member of the Participant Group nor, to the best knowledge of any member of the Participant Group after reasonable inquiry, any of the persons listed in Schedule I to this Offer to Purchase, has any agreement, arrangement, or understanding with any other person with respect to any securities of the Company, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or voting of such securities, finders’ fees, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

Except as set forth in this Offer to Purchase, no member of the Participant Group nor, to the best knowledge of any member of the Participant Group after reasonable inquiry, any of the persons listed on Schedule I hereto, has had any business relationship or transaction with the Company or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the SEC applicable to the Offer.

Except as set forth in this Offer to Purchase, there have been no material contacts, negotiations or transactions between any member of the Participant Group or any of their subsidiaries or, to the best knowledge of any member of the Participant Group after reasonable inquiry, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and the Company or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of the Company’s securities, an election of the Company’s directors or a sale or other transfer of a material amount of the Company’s assets during the past two (2) years.”

The disclosure set forth in the Offer to Purchase under Section 9 “Source and Amount of Funds” is hereby amended and supplemented by deleting and replacing in its entirety the sentence under the heading “Interest Rates” with the following:

“The First Lien Term Loan Facility is expected to bear interest, at Purchaser’s option, at a rate equal to (i) the adjusted Eurodollar rate plus 4.00% or (ii) an alternative base rate plus 3.00%, with such interest rates subject to one step-down based on achievement of a certain leverage ratio. The Revolving Credit Facility is expected to bear interest, at Purchaser’s option, at a rate equal to (i) the adjusted Eurodollar rate plus 4.00% or (ii) an alternative base rate plus 3.00%, with such interest rates subject to two step-downs based on achievement of certain leverage ratios. The Second Lien Term Loan Facility is expected to bear interest, at Purchaser’s option, at a rate equal to (i) the adjusted Eurodollar rate plus 8.00% or (ii) an alternative base rate plus 7.00%.”

The disclosure set forth in the Offer to Purchase under Section 9 “Source and Amount of Funds” is hereby amended and supplemented by adding the following paragraph immediately after the paragraph under the heading “Security”:

“Lanyon Contribution. The Debt Commitment Letter provides Parent with the ability to increase the aggregate amount available for borrowing under the Credit Facilities from $505 million to $560 million if the businesses of the Company and Lanyon, Inc., a Delaware corporation and an existing Vista portfolio company, are combined under Parent substantially simultaneously with the consummation of the Offer and the Merger (the “Lanyon Contribution”). The proceeds of each of the Equity Financing and the Debt Financing together will be sufficient to pay the Per Share Amount for all Shares tendered in the Offer and all related fees and expenses, regardless of whether or not the Lanyon Contribution occurs. The Lanyon Contribution is not a condition to the Offer or the Debt Financing.”

The disclosure set forth in the Offer to Purchase under Section 12 “Purpose of the Offer; Plans for the Company” is hereby amended and supplemented by adding the following two sentences after the second sentence under the heading “Merger Without a Meeting”:

“In addition, Section 251(h) of the DGCL provides that, among other things, in order for a merger to be eligible to be effected pursuant to Section 251(h) of the DGCL, at the time that the board of directors of the company to be acquired approves the merger agreement, no other party to the merger agreement can be an “interested stockholder” (as defined in Section 203 of the DGCL). We do not foresee any reason that would prevent the Merger from being completed pursuant to Section 251(h) of the DGCL following the consummation of the Offer.”

The disclosure set forth in the Offer to Purchase under Section 12 “Purpose of the Offer; Plans for the Company” of the Offer to Purchase is hereby further amended and supplemented by adding the following paragraph after the last paragraph under the heading “Plans for the Company”:

“Except as described above or elsewhere in this Offer to Purchase, neither Purchaser nor Parent has any present plans or proposals or is engaged in negotiations that would, in a manner material to the holders of Shares, relate to or result in (i) any extraordinary transaction involving the Company or any of its subsidiaries (such as a merger, reorganization or liquidation), (ii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (iii) any material change in the Company’s capitalization or dividend rate or policy or indebtedness, (iv) any change in the Board or management of the Company, (v) any other material change in the Company’s corporate structure or business, (vi) any class of equity securities of the Company being delisted from a national securities exchange or ceasing to be authorized to be quoted in an automated quotation system operated by a national securities association, (vii) any class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g) of the Exchange Act, (viii) the suspension of the Company’s obligation to file reports under Section 15(d) of the Exchange Act, (ix) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; or (x) any changes in the Company’s charter, bylaws or other governing instruments or other actions that could impede the acquisition of control of the Company.”

The disclosure set forth in the Offer to Purchase under Section 15 “Conditions of the Offer” is hereby amended and supplemented by deleting and replacing in its entirety the last paragraph of Section 15 with the following:

“The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any state in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such state. However, Purchaser may, in its discretion, take such action as it may deem necessary to make the Offer in any such state and to extend the Offer to holders of Shares in such state.”

The disclosure set forth in the Offer to Purchase under Section 16 “Agreements, Regulatory Requirements and Legal Proceedings” is hereby amended and supplemented by inserting the following paragraph as the fourth paragraph of the subjection titled “United States Antitrust Compliance”:

“At 11:59 p.m. Eastern time on October 21, 2013, the required waiting period applicable to the Offer and the Merger under the HSR Act expired. Accordingly, the condition to the Offer and the Merger that any waiting period under the HSR Act shall have expired or been terminated has been satisfied.”

The disclosure set forth in the Offer to Purchase in Schedule 1 is hereby amended and supplemented by deleting and replacing in its entirety the second paragraph under the subsection “Directors and Executive Officers of Parent and Purchaser” with the following:

“The sole stockholder of Purchaser is Athlaction Holdings, LLC, a Delaware limited liability Company (“Parent”). Currently, the sole member of Parent is VEPF IV. VEPF III does not currently hold an equity interest in Parent, but has committed to provide the Equity Financing pursuant to the Equity Commitment Letter. Following the provision of such Equity Financing, VEPF III will own an equity interest in Parent. The general partner of VEPF III is Vista Equity Partners Fund III GP, LLC (“VEP III GP LLC”). The general partner of VEPF IV is Vista Equity Partners Fund IV GP, LLC (“VEP IV GP LLC”). The Senior Managing Member of each of VEP III GP LLC and VEP IV GP LLC is VEFIIGP, LLC (“VEFIIGP”, and together with VEPF III, VEPF IV, VEP III GP LLC and VEP IV GP LLC, the “Vista Entities”). Robert F. Smith is the Managing Member of VEFIIGP, and VEFIIGP has no other managers or executive officers. The principal office address of each of Parent and Purchaser is 401 Congress Avenue, Suite 3100, Austin, Texas, 78701. The telephone number at the principal office of each of Parent and Purchaser is (512) 730-2400. The principal office address of each Vista Entity is 150 California Street, 19th Floor, San Francisco, California 94111. The telephone number at the principal office of each Vista Entity is (415) 765-6500.”

The disclosure set forth in the Offer to Purchase in Schedule I is hereby further amended and supplemented by deleting and replacing in its entirety the table under the subsection “Directors and Executive Officers of Parent and Purchaser” with the following:

Name	Position	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years
James M. Ford	Chief Execution Officer and President of Parent and Purchaser Sole Manager of Parent Sole Director of Purchaser

Mr. Ford joined Vista Equity Partners III, LLC (“Vista Equity Partners”) in 2000 and is the firm’s Chief Operating Officer. In addition to his role on the investment committee, Mr. Ford manages the firm’s deal outreach initiatives, personnel development and leads transaction teams. Mr. Ford sits on the boards of P2 Energy Solutions and Websense. He was actively involved in Vista Equity Partner’s investments in SER, SourceNet Solutions, SRC Software, Aspect Communications, Turaz and Ventyx.

Prior to joining Vista Equity Partners, Mr. Ford worked in the Mergers and Acquisitions Group at Goldman, Sachs & Co. In addition to his work at Vista Equity Partners, Mr. Ford is also a Director of SquashDrive, a non-profit after school enrichment program. Mr. Ford received a B.A. in Economics from Amherst College, where he graduated with Magna Cum Laude honors.

Maneet S. Saroya	Vice President, Secretary and Treasurer of Parent and Purchaser	Mr. Saroya joined Vista Equity Partners in 2008. He currently works with the firm’s investments in SumTotal and Zywave and sits on the board of Misys.

Prior to joining Vista Equity Partners, Mr. Saroya worked as a senior research analyst for JMP Securities, where he provided research for buy-side clients on public on-demand (SaaS) companies. Mr. Saroya previously worked as an associate for the enterprise software/applications team.

Before his time with JMP, Mr. Saroya worked for Siebel Systems in a sales capacity for the CRM On Demand division. Prior to Siebel, Mr. Saroya worked for Cisco Systems in various operations roles.

Robert F. Smith	Managing Member of VEFIIGP	Mr. Smith founded Vista Equity Partners in 2000 and is the firm’s Chairman and CEO. Mr. Smith currently sits on or participates in the boards of all Vista Equity Partners portfolio companies. He is Chairman of the investment committee and is actively involved in Vista Equity Partner’s direction, investment decisions, executive development and operational strategies. Prior to founding Vista Equity Partners, Mr. Smith was the Co-Head of the Enterprise Systems and Storage sector for Goldman, Sachs & Co.’s investment banking division. Mr. Smith also served as the business unit manager for Goldman’s Mergers and Acquisitions group. Before his time with Goldman, Mr. Smith worked in strategic planning and development at Kraft General Foods (KGF). Mr. Smith holds a B.S. in Chemical Engineering from Cornell University and an M.B.A. degree from Columbia University.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ATHLACTION MERGER SUB, INC.

By	/s/ James M. Ford
Name:	James M. Ford
Title:	Chief Executive Officer
Date:	October 23, 2013

ATHLACTION HOLDINGS, LLC

By	/s/ James M. Ford
Name:	James M. Ford
Title:	Chief Executive Officer
Date:	October 23, 2013

VISTA EQUITY PARTNERS FUND III, L.P.

By	Vista Equity Partners Fund III GP, LLC
Its:	General Partner

By	VEFIIGP, LLC
Its:	Senior Managing Member

By	/s/ Robert F. Smith
Name:	Robert F. Smith
Title:	Managing Member
Date:	October 23, 2013

VISTA EQUITY PARTNERS FUND IV, L.P.

By	Vista Equity Partners Fund IV GP, LLC
Its:	General Partner

By	VEFIIGP, LLC
Its:	Senior Managing Member

By	/s/ Robert F. Smith
Name:	Robert F. Smith
Title:	Managing Member
Date:	October 23, 2013

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated October 8, 2013.*

(a)(1)(B)	Letter of Transmittal*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.*

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.*

(a)(1)(F)	Press Release issued by the Company on September 30, 2013 (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by the Company with the Securities and Exchange Commission on September 30, 2013).*

(a)(1)(G)	Summary Advertisement as published in the Wall Street Journal on October 8, 2013.*

(a)(5)(A)	Class Action Complaint dated October 8, 2013 (Bushansky v. The Active Network, Inc., et al).*

(a)(5)(B)	Class Action Complaint dated October 4, 2013 (D’Ambrosia v. The Active Network, Inc., et al).*

(a)(5)(C)	First Amended Class Action Complaint dated October 11, 2013 (Bushansky v. The Active Network, Inc., et al).*

(a)(5)(D)	Class Action Complaint dated October 15, 2013 (Gupta v. The Active Network, Inc., et al).*

(a)(8)	Joint Press Release issued by the Company, Vista Equity Partners Fund III, L.P. and Vista Equity Partners Fund IV, L.P. on October 8, 2013.*

(b)(1)	Amended and Restated Debt Commitment Letter among Athlaction Holdings, LLC, Bank of America, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Royal Bank of Canada, RBC Capital Markets, Bank of Montreal and BMO Capital Markets Corp., dated October 5, 2013.*

(d)(1)	Agreement and Plan of Merger, dated as of September 28, 2013, by and among the Company, Purchaser and Parent (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by the Company with the Securities and Exchange Commission on September 30, 2013).*

(d)(2)	Nondisclosure and Standstill Agreement, dated August 6, 2013, between The Active Network, Inc. and Vista Equity Partners III, LLC.*

(d)(3)	Limited Guarantee, dated as of September 28, 2013, delivered by Vista Equity Partners III, L.P. and Vista Equity Partners Fund IV, L.P. in favor of the Company.*

(d)(4)	Equity Commitment Letter, dated as of September 28, 2013, from Vista Equity Partners III, L.P. and Vista Equity Partners Fund IV, L.P. to Parent.*

(g)	None.

*	Previously filed.